Exhibit 99.1

Alpha Tau to Participate in Five September Investor Conferences

JERUSALEM, August 27, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that CFO Raphi Levy will present and meet investors in the following five investor conferences in September 2025.

The Alpha DaRT platform is a novel approach using localized alpha particle radiotherapy with the goal of destroying solid tumors while sparing surrounding healthy tissue. With broad potential applicability for local tumor control, together with signs of compelling immuno-stimulatory activity, the platform technology is being explored for utilization alone or synergistically with other cancer treatment modalities. Key milestones and pivotal data from multiple clinical trials in different indications are expected in 2025 and 2026.

Event:	Citi 2025 Biopharma Back to School Summit
Format:	1x1 Meetings
Date:	September 2-3, 2025
Location:	Boston, MA

Event:	H.C. Wainwright 27th Annual Global Investment Conference
Format:	Company Presentation and 1x1 Meetings
Date:	September 9, 2025
Time	3:00 - 3:30pm
Location:	New York, NY

Event:	Oppenheimer’s Third Annual Targeted Radiopharmaceutical Therapies in Oncology Summit
Format:	1x1 Meetings
Date:	September 11, 2025
Location:	New York, NY

Event:	RTH & Co / Redburn Atlantic - Radiopharma Landscape Conference
Format:	1x1 Meetings
Date:	September 26, 2025
Location:	New York, NY

Event:	Lytham Partners Fall 2025 Investor Conference
Format:	1x1 Meetings
Date:	September 30, 2025
Location:	Virtual

Mr. Levy will be available for 1x1 investor meetings at all conferences. Please reach out to your representatives at the respective conference organizers to schedule.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, and our treatment goals and applicablility potential, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com